FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla Silver")

Item 2 Date of Material Change

 June 23, 2025

Item 3 News Release

The news releases were disseminated on June 23, 2025 through Cision and filed on SEDAR+.

Item 4 Summary of Material Change

The Company announced that, it has entered into an agreement with Canaccord Genuity as sole bookrunner, on behalf of itself and syndicate of underwriters (the "Underwriters"), pursuant to  which the Underwriters have agreed to purchase, on a bought deal basis, 33,334,000 common shares (the "Common Shares"), at a price of US$3.00 per Common Share, for gross proceeds of approximately US$100,002,000 (the "Offering").

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that it has entered into an agreement with Canaccord Genuity as sole bookrunner, on behalf of itself and syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 33,334,000 common shares (the "Common Shares"), at a price of US$3.00 per Common Share, for gross proceeds of approximately US$100,002,000 (the "Offering").

The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable at the offering price for a period of 30 days after and including the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about June 26, 2025 and is subject to the Company receiving all necessary regulatory approvals.  In the event that the Over Allotment Option is exercised in full, the total gross proceeds of the Offering will be US$115,002,300.

The Company currently intends to use the net proceeds of the Offering to advance the exploration, drilling and development of the Company's Panuco Project, as well as for working capital and general corporate purposes as set out in the Prospectus Supplement (as defined below).

The Common Shares will be offered by way of a prospectus supplement (the "Prospectus Supplement") in all of the provinces of Canada, other than Quebec, pursuant to the Company's base shelf prospectus dated April 28, 2025 (the "Base Shelf Prospectus"), and will be offered in the United States pursuant to a prospectus supplement (the "U.S. Prospectus Supplement") filed as part of an effective registration statement on Form F-10 (the "Registration Statement") filed under the Canada/U.S. multi-jurisdictional disclosure system. Before investing, prospective purchasers in Canada should read the Prospectus Supplement, the Base Shelf Prospectus, and the documents incorporated by reference therein, and prospective purchasers in the United States should read the U.S. Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the documents incorporated by reference therein for more complete information about the Company and the Offering.

Copies of the applicable offering documents, when available, can be obtained free of charge under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Delivery of the Base Shelf Prospectus and the Prospectus Supplement and any amendments thereto will be satisfied in accordance with the "access equals delivery" provisions of applicable Canadian securities legislation. An electronic or paper copy of Prospectus Supplement, the U.S. Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement, when available, may be obtained, without charge, from Canaccord Genuity by phone at 416-869-3052 or by e-mail at ecm@cgf.com by providing Canaccord Genuity with an email address or address, as applicable.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 9 Date of Report

 June 23, 2025